[IntercontinentalExchange, Inc. Letterhead]

June 1, 2010

Sonia Gupta Barros, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IntercontinentalExchange, Inc. Form 10-K for year ended 12/31/2009 (the “Form 10-K”) Filed on February 10, 2010 File No. 001-32671

Dear Ms. Gupta Barros:

We are in receipt of the letter, dated May 17, 2010, to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

We have reviewed the comments and set forth our responses below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has filed a copy of this letter with the Commission via EDGAR and via facsimile.

Form 10-K for the Year Ended December 31, 2009

General

1.	We note that you have filed a definitive proxy statement on April 5, 2010. We also note that information required by Part III of your form 10-K for fiscal year end 12/31/2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Response

The Commission correctly notes that information required by Part III of our Annual Report on Form 10-K for fiscal year end 12/31/2009 is incorporated by reference from our proxy statement. We understand that the Commission may have additional comments after reviewing our proxy statement disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Sonia Gupta Barros Securities and Exchange Commission	-2-

Recent Developments and Trends, page 63

2.	We note your disclosure on page 17 that a substantial portion of the trading volume in your OTC markets relates to approximately 35-40 highly liquid contracts in the North American natural gas, North American power, and global oil. We also note your disclosure on page 41 that your revenues currently depend heavily on trading volume in the markets for ICE Brent Crude futures contracts and OTC North American natural gas contracts and that trading in these contracts has declined over the past three fiscal years. Please tell us what consideration you gave to addressing this trend in your MD&A or tell us why you believe it is not a material trend. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

As discussed on page 41 of the Form 10-K, the Company’s trading in the ICE Brent Crude futures contracts and the OTC North American natural gas contracts represented 29.9%, 37.5% and 42.3% of its total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. The revenues from these two contracts were $298 million, $305 million and $243 million for the years ended December 31, 2009, 2008 and 2007, respectively. The total revenues for the years ended December 31, 2009, 2008 and 2007 were $995 million, $813 million and $574 million, respectively. Therefore, the percentages of revenues for these two contracts declined not necessarily due to decreases in the trading and revenues from these two contracts but primarily due to additional revenues from other contracts and products of the Company. For example, revenues from credit default swaps (CDS) execution and clearing were $165 million and $52 million for the years ended December 31, 2009 and 2008, respectively, following our acquisition of Creditex Group Inc. in August 2008 and the launch of CDS clearing through ICE Trust U.S. LLC and ICE Clear Europe Limited during the year ended December 31, 2009. Revenues also increased in various other contracts and products over this time period, including the OTC North American power contracts, the Russell index contracts, the emissions futures contracts and the market data products. These other revenues increases are discussed in various sections of the MD&A.

The revenues for the ICE Brent Crude futures contract and the OTC North American natural gas contracts in total declined just $7 million, or less than 3%, from 2008 to 2009. This one year negative trend was discussed in the “Recent Development and Trends” section of the MD&A on page 63 of the Form 10-K and in footnote 2 on page 70 of the Form 10-K for the OTC North American natural gas contracts.

The Company expects the revenues from the ICE Brent Crude futures contracts and the OTC North American natural gas contracts, as a percent of total revenues, may continue to decline in future years following the anticipated launch of additional contracts and the potential acquisition of other companies. If this disclosure remains in the Company’s future filings with the Commission, the Company will clarify that the percentage declines

Sonia Gupta Barros Securities and Exchange Commission	-3-

discussed on page 41 of the Form 10-K for these two contracts are primarily due to increases in revenues from other contracts and to revenues relating to the Company’s acquisitions and not necessarily due to lower revenues in these two contracts.

Index to Exhibits, page 151

3.	We note that exhibits 10.13 and 10.14 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. We also note that you have not filed the exhibits and schedules to the new credit facilities the company has entered into included as exhibits to the Form 8-K filed April 2, 2010. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to you next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

Response:

The Company will file the exhibits and schedules to the Company’s credit facilities as exhibits to a Current Report on Form 8-K or as exhibits to the Company’s next periodic report. The Company notes that one of the credit facilities referenced in the Commission’s comment was terminated as a result of the Company entering a new credit facility, which was disclosed in the Company’s Current Report on Form 8-K filed on April 2, 2010. The Company will supply the exhibits and schedules with respect to the Company’s three current credit facilities. The Company may redact certain information from the disclosure schedules and exhibits under a confidential treatment request that will be filed with the Commission at the time of the disclosure.

* * * *

In connection with our response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sonia Gupta Barros Securities and Exchange Commission	-4-

If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106 or Dean Mathison, Vice President and Controller, at (770) 738-2114.

Sincerely,

/s/ Andrew J. Surdykowski

Andrew J. Surdykowski

Vice President, Associate General Counsel

cc:	Jerard Gibson (Securities and Exchange Commission)

Scott A. Hill (IntercontinentalExchange, Inc.)
Johnathan H. Short (IntercontinentalExchange, Inc.)
Dean S. Mathison (IntercontinentalExchange, Inc.)

Catherine M. Clarkin (Sullivan & Cromwell LLP)

Russ Carothers (Ernst & Young LLP)